SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)

Sport Supply Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class and Securities)

84916A104

(CUSIP Number of Class of Securities)

with a copy to:
Andrew Hauptman	Steven Grossman
c/o Andell Holdings, LLC	O’Melveny & Myers LLP
10877 Wilshire Boulevard, Suite 2200	1999 Avenue of the Stars, Suite 700
Los Angeles, CA 90024	Los Angeles, CA 90067
(310) 954-4880	(310) 553-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No.: 84916A104	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) CBT Holdings LLC I.R.S. Identification No. 98-6048671

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or (2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,044,072(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,044,072

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,044,072

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4(2)

14.	Type of Reporting Person OO

(1) See item 5 of this Schedule 13D (Amendment No. 5).

(2) See item 5 of this Schedule 13D (Amendment No. 5).

CUSIP No.: 84916A104	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Charles Bronfman Trust I.R.S. Identification No. 98-6048671

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or (2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,044,072

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,044,072(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,044,072

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4(4)

14.	Type of Reporting Person OO

(3) See item 5 of this Schedule 13D (Amendment No. 5).

(4) See item 5 of this Schedule 13D (Amendment No. 5).

CUSIP No.: 84916A104	13D	Page 4 of 7 Pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed by CBT Holdings LLC (“CBT Holdings”) and the Charles Bronfman Trust (“CBT,” together with CBT Holdings, the “Reporting Persons”), to amend the Schedule 13D filed by the Reporting Persons on August 6, 2007, with respect to the common shares, par value $0.01 per share (the “Common Stock”) of Sport Supply Group, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 to Schedule 13D filed February 7, 2008, Amendment No. 2 to Schedule 13D filed March 14, 2008, Amendment No. 3 to Schedule 13D filed October 24, 2008 and Amendment No. 4 to Schedule 13D filed December 10, 2009 (the “Schedule 13D”).

Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D.

Item 2.                                                           Identity and Background.

Item 2 of the Schedule 13D is hereby amended as follows:

Annex I to this Amendment No. 5, incorporated herein by reference, contains the name, residence or business address, citizenship and present principal occupation of each executive officer of CBT Holdings, and amends and restates in its entirety the Annex I previously annexed to the Schedule 13D.

Item 4.                                                           Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

As of the date of this filing, except as set forth below, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

On March 15, 2010, Sage Parent Company, Inc., a Delaware corporation (“Parent”), Sage Merger Company, a Delaware corporation and wholly-owned subsidiary of Parent (“Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Under the terms and conditions of the Merger Agreement, Sub will merge with and into Issuer (the “Merger”) and each share of Issuer common stock outstanding at the effective time of the Merger (other than shares subject to a rollover agreement or dissenter’s rights) will be cancelled and converted into $13.55 cash, and Issuer will become a wholly-owned subsidiary of Parent.  Parent and Sub are affiliates of ONCAP Management Partners L.P. (“ONCAP”).

Concurrently with the execution of the Merger Agreement, on March 15, 2010, Parent and CBT Holdings entered into a Voting Agreement (the “Voting Agreement”) relating to all shares of Issuer common stock beneficially owned by CBT Holdings (the “Shares”).  Pursuant to the Voting Agreement, CBT Holdings agreed, among other things, (i) to vote its Shares in favor of the Merger Agreement and the transactions contemplated thereby, and (ii) to

CUSIP No.: 84916A104	13D	Page 5 of 7 Pages

vote against any alternative transaction, merger or sale of assets involving the Issuer, or any amendment of the Issuer charter or bylaws or other proposal or transaction involving the Issuer, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or any of the transactions contemplated thereby.

CBT Holdings also granted to Parent an irrevocable proxy with respect to the voting of the Shares in relation to the matters set forth above.  The proxy granted to Parent will be revoked automatically upon termination of the Voting Agreement.

The Voting Agreement provides that CBT Holdings will not, directly or indirectly, (i) solicit, initiate or facilitate or encourage the submission of, any alternative company takeover proposal or (ii) participate or engage in any discussions or negotiations regarding an alternative company takeover proposal or (iii) furnish to any person, any non-public information relating to the Issuer which could reasonably be expected to encourage, facilitate or assist an alternative company takeover proposal.

Pursuant to the Voting Agreement, CBT Holdings further agreed that it will not, directly or indirectly sell, transfer, pledge, hypothecate, hedge, assign or otherwise dispose of any of the Shares.

The Voting Agreement and the obligations of CBT Holdings thereunder terminate upon the earlier of the effective time of the Merger and the termination of the Merger Agreement in accordance with its terms.

Concurrently with the execution of the Voting Agreement, Parent and CBT Holdings entered into a Rollover Agreement, dated March 15, 2010 (the “Rollover Agreement”), whereby CBT Holdings agreed to contribute all of its Shares to Parent in exchange for newly issued shares of Parent based on the merger consideration to be paid under the Merger Agreement.

Concurrently with the execution of the Voting Agreement, ONCAP and CBT Holdings executed a letter agreement setting forth an allocation of expenses and certain termination fees between them in connection with the proposed transaction (the “Expense Letter”).

The description of the Voting Agreement, the Rollover Agreement and Expense Letter in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, the Rollover Agreement and the Expense Letter, a copy of each of which is filed as an exhibit hereto and incorporated herein by reference.

CUSIP No.: 84916A104	13D	Page 6 of 7 Pages

If the Merger is consummated, the Issuer will be wholly-owned by Parent, which will be partially-owned by CBT Holdings.  Following the consummation of the Merger (1) CBT Holdings will, among other things, have the right to designate up to two (2) of seven (7) persons to serve as directors on Parent’s Board of Directors, based on CBT Holdings, together with its members and affiliates, maintaining certain minimum levels of ownership of Parent’s common stock, (2) the Issuer’s charter and bylaws will be amended and restated as provided in the Merger Agreement, (3) the Issuer’s Common Stock will be delisted from the NASDAQ Global Market, and (4) the Issuer’s Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended.

Except as set forth in this Schedule 13D and the Voting Agreement and the Rollover Agreement, the Reporting Persons do not and, to the best of the Reporting Persons’ knowledge, none of the individuals or entities named in Schedule I hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                                           Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a) - (b) The percentages set forth in this response to Items 5(a) and 5(b) are based on 12,472,506 shares of Issuer Common Stock outstanding as of February 3, 2010 (as reported on the Issuer’s Form 10-Q (filed February 3, 2010)).

As of the date of this Amendment No. 5, CBT Holdings beneficially owns 2,044,072 shares of Issuer Common Stock, constituting approximately 16.4% of the outstanding shares of Issuer Common Stock.  Because CBT is the sole member of CBT Holdings, CBT may be deemed to beneficially own the Shares.  CBT and CBT Holdings may be deemed to share voting and dispositive power over such Shares.  CBT disclaims beneficial ownership of all Shares.

As a result of entering into the Voting Agreement, the Reporting Persons may be deemed to share with Parent the power to vote the Shares subject to the Voting Agreement.  The Reporting Persons do not affirm the existence of any group that may be deemed to be formed as a result of the Voting Agreement, the Rollover Agreement and Expense Letter and, except as otherwise expressly indicated in this Schedule 13D, the Reporting Persons disclaim (1) membership in any such group and (2) beneficial ownership of any common stock that may be or are beneficially owned by the other signatories to the Voting Agreement.

(c) Other than as described above or otherwise in the Schedule 13D, there have been no transactions in the Issuer’s Common Stock by the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the persons set forth on Schedule I to the Schedule 13D, which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less.

CUSIP No.: 84916A104	13D	Page 7 of 7 Pages

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Items 4 or 5 of this Schedule 13D, neither Reporting Person nor, to the best knowledge of each Reporting Person, any of their respective executive officers or trustees, as applicable, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                                           Material to be Filed as Exhibits.

Exhibit A

Voting Agreement, dated as of March 15, 2010, by and among Sage Parent Company, Inc., Black Diamond Offshore Ltd., Double Black Diamond Offshore Ltd. and CBT Holdings LLC (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 17, 2010).

Exhibit B	Rollover Agreement, dated as of March 15, 2010, by and between CBT Holdings LLC and Sage Parent Company, Inc.

Exhibit C	Expense Letter, dated March 15, 2010, by and between ONCAP Investment Partners II L.P. and CBT Holdings LLC.

Exhibit D	Joint Filing Agreement (incorporated by reference to Exhibit B to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on August 6, 2007).

Exhibit E

Power of Attorney from the Wilmington Trust Company, a Trustee of the Charles Bronfman Trust (incorporated by reference to Exhibit B to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on December 10, 2009).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2010

CBT HOLDINGS LLC

	By:	/s/ Kashif Sheikh
		Name:	Kashif Sheikh
		Title:	Manager

CHARLES BRONFMAN TRUST

	By:	/s/ Leonard Nelson
Leonard Nelson, a Trustee

WILMINGTON TRUST COMPANY, a Trustee

	By:	/s/ Leonard Nelson
Leonard Nelson, Attorney-In-Fact for the Wilmington Trust Company, a Trustee

Annex I

Executive Officers of CBT Holdings LLC

The following sets forth as to each executive officer of CBT Holdings: his or her name; his or her title at CBT Holdings; his or her business address; his or her citizenship; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Name	Title	Present Business Address	Present Principal Occupation	Citizenship

Kashif Sheikh	Manager	10877 Wilshire Boulevard, Suite 2200 Los Angeles, CA 90024	Chief Operating Officer, Andell Holdings, LLC (private investment holding company)	United States

Dana Rosenkrantz	Manager	10877 Wilshire Boulevard, Suite 2200 Los Angeles, CA 90024	Vice President - Human Resources, Andell Holdings, LLC (private investment holding company)	United States

EXHIBIT INDEX

Exhibit A

Voting Agreement, dated as of March 15, 2010, by and among Sage Parent Company, Inc., Black Diamond Offshore Ltd., Double Black Diamond Offshore Ltd. and CBT Holdings LLC (incorporated by reference to Exhibit 99.2 to the

Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 17, 2010).

Exhibit B	Rollover Agreement, dated as of March 15, 2010, by and between CBT Holdings LLC and Sage Parent Company, Inc.

Exhibit C	Expense Letter, dated March 15, 2010, by and between ONCAP Investment Partners II L.P. and CBT Holdings LLC.

Exhibit D	Joint Filing Agreement (incorporated by reference to Exhibit B to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on August 6, 2007).

Exhibit E

Power of Attorney from the Wilmington Trust Company, a Trustee of the Charles Bronfman Trust (incorporated by reference to Exhibit B to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on December 10, 2009).